February 26, 2007

Re:	Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F for the fiscal year ended December 31, 2005
Filed July 7, 2006
File No. 001-10110

Mr. Amit Pande
Mr. Edwin Adames
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Dear Messrs. Pande and Adames:

     Thank you for your letter dated December 29, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “company” and “we”), which was filed with the Commission on July 7, 2006.

     We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

A-1

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-8172 or fax: 011-34-91-537-6766; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

Javier Malagón Navas
Authorized representative of
Banco Bilbao Vizcaya Argentaria, S.A.

Annex A

Consolidated Balance Sheets, page F-3

1. Please tell us and revise future filings to disclose the amounts of any gain or loss on available-for-sale financial assets recognized directly in equity for each of the periods presented. Refer to paragraph 94(h) of IAS 32.

We believe that we have complied with paragraph 94 (h) of IAS 32. As of December 31, 2005 and 2004, the amounts of gain or loss on available-for-sale financial assets recognized directly in equity were provided in the Consolidated Balance Sheets caption “Equity – Valuation adjustments – Available-for-sale” (page F-6).

The amounts of gain or loss on available-for-sale financial assets recognized directly in equity during the periods were provided on the Statement of changes in consolidated equity (page F-9).

The amounts removed from equity and recognized in profit or loss for the periods 2005 and 2004 were provided in Note 13 (page F-61).

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Consolidated Income Statements, page F-7

2. We note that you have presented a line item titled “Gross Income”. Please address the following in this regard:

  Explain to us why you consider this subtotal necessary to explain the elements of your financial performance; and

  Tell us the authoritative literature under EU-IFRS or other regulatory body that permits this subtotal to be included in your income statement.
•	We believe that this format, which is presented by all financial entities in Spain, gives additional information that is useful because it provides uniform and comparable information to investors and market analysts.

•	As described in Note 1 to our Financial Statements, the BBVA Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union (E.U.-IFRS).

The Bank of Spain is the regulatory and supervisory authority for Spanish credit institutions. Therefore, in order to adapt the accounting system of Spanish credit institutions to those new standards, on December 22, 2004, the Bank of Spain issued Circular 4/2004 about Public and Confidential Financial Reporting Rules and Formats (the “Bank of Spain Circular”).

The Bank of Spain Circular requires all Spanish banks to provide the consolidated financial statements (Balance Sheet, Income Statement, Statement of Changes in Equity and Cash Flow Statement) following its prescribed format.

These formats, as stated by the Bank of Spain, are IFRS compliant. The Bank of Spain Circular preamble states in part that this Circular “has heeded the content of the international financial reporting standards approved by the Regulations of the European Union, having due regard to the conceptual framework on which they are based. Accordingly, in the opinion of the Bank of Spain, entities obliged to prepare consolidated annual accounts in conformity with the rules laid down in this Circular will, as regards the matters regulated therein, also be complying with any obligation they may have to prepare consolidated annual accounts in accordance with the international financial reporting standards approved by the Regulations of the European Union”.

The Bank of Spain Circular Rule 56 and Annex III.2 provided the required and prescribed subtotals to the income statement that includes Gross Income as a subtotal. The subtotal “Gross Income”, as required by the Bank of Spain as stated consists of the aggregated amount of the following items:

	•	Net Interest Income
	•	Share of Results of Entities Accounted for Using the Equity Method
	•	Fee and Commission Income
	•	Fee and Commission Expense
	•	Insurance Activity Income
	•	Gains/Losses on Financial Assets and Liabilities (net) and

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•	Exchange Differences (net).

On the other hand, the Spanish National Securities and Exchange Commission (Comisión Nacional del Mercado de Valores, the “CNMV”) is the regulatory and supervisory authority for the public companies in securities and exchange markets in Spain.

The CNMV supervises the securities and exchange markets in Spain and the financial reporting of public companies in conformity with International Financial Reporting Standards as adopted by the European Union (E.U.-IFRS), and the first-time adoption of these new standards.

The CNMV issued the Circular 1/2005 (the “CNMV Circular”) which requires all Spanish banks to provide the financial reporting to investors and markets by using the financial statements formats required by the Bank of Spain Circular.

As a consequence, following regulatory requirements, we have formatted and presented the consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 according to the formats prescribed by the Bank of Spain Circular and the CNMV Circular.

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3. We refer to the “Net Operating Income” subtotal that precedes impairment losses and provision expense. Please tell us and disclose in a footnote to the financial statements why you consider that it is appropriate to exclude these impairment losses and provisions from Net Operating Income. Consider in your response the requirements of paragraph BC13 of IAS 1 which considers it inappropriate to exclude items that are clearly related to operations because they occur irregularly or infrequently or are unusual in amount.

As mentioned in the response to comment 2, the BBVA Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 following the formats prescribed by the Bank of Spain Circular (Rule 56 and Annex III.2) and the CNMV Circular (Annex II), which require us to present “Impairment losses” and “Provisions” after the line item entitled “Net operating income”.

All Spanish financial entities present “Impairment Losses” and “Provisions” after the line item entitled “Net Operating Income”. We believe that this prescribed format gives information that is useful because it provides uniform and comparable information to investors and market analysts.

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4. We note that you have provided an income statement presentation that classifies expense based on function similar to the example provided in paragraph 92 of IAS 1. Although paragraph 88 of IAS 1 permits the classification of expenses by either their nature or function, paragraph 9 of IAS 30 requires banks to group their income and expenses by nature. Please tell us how you determined that the current presentation:

  complies with the presentation requirements of IAS 30; and

  is more relevant to users of financial statements of banks than the presentation of income and expenses by nature.

As mentioned in the response to comment 2, the BBVA Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 following the formats prescribed by the Bank of Spain Circular and the CNMV Circular.

We have presented our Consolidated Income Statement classifying income and expenses by their nature as it is expressly required by the Bank of Spain in Rule 56.1 of the Bank of Spain Circular (“… income and expense shall be divided, according to their nature, into the following items…”).

Accordingly, the format of our Consolidated Income Statement consists of lines that are specifically classified by nature: “… Sales and income from provision of non-financial services, Cost of sales, Other operating income, Personnel expenses, Other administrative expenses, Depreciation and amortization, Other operating expenses, etc…”

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5. We note that you have disclosed basic and diluted earnings per shares in Note 6, “Earnings per share” on page F-46. Please revise to present basic and diluted earnings per share for all fiscal periods on the face of the income statement. Refer to paragraph 66 of IAS 33.

We acknowledge your comment and in future filings we will include information regarding “Earnings per share” on the face of the consolidated income statement.

On February 12, 2007, our Boards of Directors has prepared the Financial Statements for the year 2006 (the “2006 Financial Statements”) which will be subject to the approval of the stockholders at our Annual General Meeting. These 2006 Financial Statements will be included in our 2006 Form 20-F.

Below you can see the disclosure included in the income statement in our 2006 Financial Statements:

Earnings per share for continuing operations (Note 6)	2006	2005	2004
Basic earnings per share	1.39	1.12	0.87
Diluted earnings per share	1.39	1.12	0.87

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Statements of Changes in Consolidated Equity, page F-9

6. We note that the Statement of Changes in Consolidated Equity presents only the changes in equity attributable to the items described in paragraph 96 of IAS 1. Please revise the title of this statement in future filings to “Statement of recognized income and expense” as required by paragraph 96 of IAS 1 and illustrated in paragraph IG4 of IAS 1.

The Consolidated Statements of Changes in Equity were prepared as required by the Bank of Spain Circular and the CNMV Circular for all Spanish financial entities. We confirm that the mentioned Statements only include items noted in paragraph 96 of IAS 1 but we bring to your attention the fact that its title is merely a direct translation of the title required by the Bank of Spain.

We propose to the Staff to retain the current title “Consolidated Statements of Changes in Equity” and that, in order to avoid any confusion, we add the wording “Statements of recognized income and expense” in parenthesis next to the current title, in our future filings.

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Consolidated Cash Flow Statements, page F-10

7. In future filings please revise the “Dividends/Interest Paid” line item in the Cash Flow from Financing Activities section on page F-11 to present separately the cash flows from interest and dividends paid. Refer to paragraph 31 of IAS 7 that requires cash flows from interest and dividends received and paid to be disclosed separately.

Because we are a Bank, interest paid is considered part of our operating activities and included under our consolidated profit for the year caption in our consolidated cash flow statement. Therefore, the amount included as “cash flow from financing activities” refers only to dividends paid. The amounts of interest income and expense were provided in notes 43 and 44 to our consolidated financial statements for 2005.

We acknowledge your comment and in future filings we will modify this line item in order to clarify that this line item only includes dividends paid and not interest paid, as follows:

“Cash Flow statements
          Cash Flows from financing activities
                    Dividends paid (-)”

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Notes to the financial statements

Note 1, Introduction, basis of presentation of the consolidated financial statements at December 31, 2005 and other information, page F-12

Note 1.2, Basis of presentation of the consolidated financial statements, page F-12

8. We refer to the statement that the Company’s consolidated financial statements were prepared in accordance with EU-IFRS, taking into account Bank of Spain’s Circular 4/2004. In this regard, please tell us and disclose in future filings whether there were:

any departures from EU-IFRS in your financial statements presentation and footnote disclosure as a result of implementing the Bank of Circular 4/2004; and

any accounting policies described in Note 2 that are not in full compliance with EU-IFRS.

Refer to paragraph 14 of IAS 1 which requires the Company to make an explicit and unreserved statement of your compliance with IFRS and to Instruction G.(b)(2)(B) of Form 20-F regarding the first-time application of International Financial Reporting Standards.

As described in Note 1 to our 2005 consolidated financial statements, the BBVA Group prepared its consolidated financial statements for the year ending December 31, 2005 in conformity to International Financial Reporting Standards as adopted by the European Union (E.U.-IFRS). Therefore, our accounting policies for the year ending December 31, 2005 and forward are in full compliance with EU-IFRS.

Additionally, as we stated in Note 59 to our consolidated financial statements as of December 31, 2005 and 2004, such financial statements would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU (EU-IFRS).

As commented in response to comment 2, the consolidated financial statements of the BBVA Group are presented in the formats required by the Bank of Spain Circular and the rules laid down in this Circular. These formats and rules, as stated by the Bank of Spain, comply with International Financial Reporting Standards endorsed by the European Union (EU-IFRS).

The Bank of Spain Circular preamble states in part: “The aim of this new accounting Circular is to amend the accounting regime for Spanish credit institutions, adapting it to the new accounting environment arising from the European Union’s adoption of International Financial Reporting Standards (IFRS) through EU Regulations in accordance with the provisions of Regulation 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of International Accounting Standards. This amendment does not, moreover, alter the guiding principles of the Banco de España in this area, namely to promote healthy, sound accounting and to minimise the costs and uncertainty that the coexistence of numerous accounting criteria would entail”

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Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F-12

Note 2.2.b) Fair value, page F-15

9. We refer to the statement that fair value, in the absence of a market price or recent transactions involving similar instruments, is determined using mathematical measurement models tried and trusted by the international financial community. Please tell us how you have complied with all of the disclosure requirements of paragraphs 92-93 of IAS 32 with respect to the methods used to determine the fair value of your financial instruments.

As of December 31, 2005 and 2004, most fair values of financial assets and liabilities were determined directly by reference to published price quotations in active markets, or using valuation techniques based on assumptions that were supported by observable market prices or rates. The financial assets and liabilities whose fair values were determined in full or in part using valuation techniques based on assumptions that were not supported by observable market prices or rates, were not significant.

We acknowledge your comment and in future filings we will modify the wording in this item in order to clarify this issue.

Below you can see the disclosure included in the Note 2.2. b.2) Measurement of financial instruments in our 2006 Financial Statements:

“In 2006 most of the operations of Global Markets were measured at market value using benchmark prices published by independent market data sources, either by using the actual price of the financial instrument or by applying observable market variables to generate the fair value of the financial instruments (assets, liabilities and derivatives).

In most of the cases in which primary variables observed in the market were used rather than a direct observable price, financial models that are generally accepted and used in the markets were applied. In a limited number of cases, more sophisticated models were used, most of whose variables were objectively observable in the market.

In particular, equity and clearing house product prices, spot exchange rates, mutual funds and most fixed-income securities and credit default swaps, inter alia, can be directly observed and captured, whereas other fixed-income products, swaps, forwards, FRAs, etc. are valued by discounting cash flows using quoted interest rate curves.

Most options (financial instruments) are measured by applying commonly used valuation models, in which the observed volatility is included. The most frequently used models for equity and exchange rate options are the Monte Carlo model, the numerical integration method and the Black-Scholes model, whereas in the case of interest rate options, the most frequently used model is the Black-Derman-Toy (BDT) model. The models are selected and validated by areas separate from the business.

Lastly, in more exceptional circumstances in which it is necessary to use an indirect market data variable (e.g. correlation), or in the event of shallow markets, the variable is inferred on the basis of direct market data in most cases, and of models based indirectly on market data in other cases (e.g. the Libor Market Model). However, the estimate is always made by an area separate from the business.

The following table presents the fair value of the principal financial instruments carried at fair value and the valuation methods used to determine it:

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	Quoted Market Price	Market and Non- market observable prices	Total

	Thousand of euros

Financial assets:
Financial assets held for trading (Note 11)	37,508,955	14,326,154	51,835,109
Other financial assets at fair value through profit and loss
(Note 12)	654,131	322,983	977,114
Available-for-sale financial assets (Note 13)	30,361,050	11,905,724	42,266,774
Hedging derivatives (Note 16)	-	1,963,320	1,963,320

Financial liabilities:
Financial liabilities held for trading (Note 11)	1,774,552	13,148,982	14,923,534
Other financial liabilities at fair value through profit or
loss (Note 24)	-	582,537	582,537
Hedging derivatives (Note 16)	6,342	2,273,392	2,279,740

As of December 31, 2006, the percentage of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value is 0.52% .

The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as plus or minus €1.8 million.”

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Note 2.2.c.4), Financial Instruments, Impairment, page F-18

10. We refer to your statement in the second paragraph that recoveries of previously recognized impairment losses are recognized in the income statement for the year in which the impairment charge is reversed or reduced. Please revise this statement to confirm that impairment losses on investments in equity instruments classified as available-for-sale are not reversed in the income statement or explain why they are reversed. Refer to paragraph 69 of IAS 39.

We confirm that when other than temporary impairment loss for equity instruments available-for-sale occurs, it is recorded in the consolidated income statement. If subsequent to such other than temporary impairment loss the fair value of the equity instruments exceeds the net recorded cost, such excess is recorded in the equity section (“Valuation adjustments- Available-for-Sale Financial Assets”).

We will include additional wording in future filings to clarify our footnote disclosure in this area.

The relevant paragraph on page F-18 will change as follows (changes underlined):

“As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced, with the exception that any recovery of previously recognised impairment losses for an investment in an equity instrument classified as available for sale which are not reversed through profit or loss but are recognised under the heading ‘Valuation Adjustments—Available-for-Sale Financial Assets’ in the consolidated balance sheet.”

And the relevant paragraph on page F-20 will change as follows (changes underlined):

“The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale are not recognized through profit or loss but are recognized under the heading ‘Valuation Adjustments—Available-for-Sale Financial Assets’ in the consolidated balance sheet.”

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11. In the third paragraph of page F-19 you state that you determine the impairment losses on debt instruments carried at amortized cost by discounting the cash flows using the instrument’s effective interest rate. Paragraph 63 of IAS 39 requires using the original effective interest rate to discount the future cash flows for purposes of determining impairment losses. Please confirm that you determine your impairment losses based on the guidance in IAS 39 or revise accordingly.

We acknowledge your comment and in future filings we will modify the wording in this item in order to clarify this issue as follows (changes underlined):

“These cash flows are subsequently discounted using the original effective interest rate (if a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract)”

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12. In the seventh and eighth paragraphs on page F-19 you state that you calculate inherent losses using statistical procedures by applying the parameters established by the Bank of Spain. Please tell us how this process, of determining impairment losses on debt instruments assessed collectively, results in the determination of BBVA’s own impairment losses that are consistent with those determined under paragraphs 59 and 63-65 of IAS 39.

Under IFRS, we have considered the guidance set forth in paragraphs 59 and 63-65 of IAS 39 as interpreted by the Bank of Spain in Annex IX of the Bank of Spain Circular. Additionally, we have considered the guidance set forth in paragraphs AG89 from Application Guidance of IAS 39, which refers to: “Entities that have no entity-specific loss experience or insufficient experience, use peer group experience for comparable groups of financial assets”.

The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses is defined in Annex IX of the Circular as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”.

The Bank of Spain Circular requires us and all Spanish financial institutions to use “peer group” statistical percentages and a particular credit risk segmentation of the loan portfolios until that time in which our internal risk models have been reviewed and approved by the Bank of Spain.

For IFRS purposes, and according to regulatory requirements of the Bank of Spain we prepare our IFRS financial statements following the interpretative guidance included in the Bank of Spain Circular. As described in response to comment 2, the Bank of Spain has explicitly stated the Bank of Spain Circular complies with IFRS.

BBVA has internal risk models which had not been approved by the Bank of Spain as of our date of filing. Therefore, these models can not been used in the IFRS calculations of inherent losses.

Nevertheless, these internal models had been considered in the preparation of the US GAAP financial information. Please, see our response to comment number 28 regarding this issue.

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Note 2.2.e), Financial Derivatives and hedge accounting, page F-20

13. Please revise this footnote or Note 16, Hedging derivatives (receivable and payable), to provide the disclosures required by paragraphs 58 and 59 hedging relationship.

The following disclosures of paragraph 58 (a), (b) and (c) are included in our 2005 Annual Report at page F-21, Note 2.1. e) “Basis of consolidation - Financial derivatives and hedge accounting” and pages F-127 through F-129, Note 59.B.7 “Derivative financial instruments and hedging activities”.

We confirm that we will include in future filings the information above in a note as part of our Consolidated Financial Statements.

Below you can see the disclosure included in Note 2.2. d) Financial derivatives and hedge accounting and in Note 16 Hedging derivatives in our 2006 Financial Statements (changes underlined):

Note 2.2. d) Financial derivatives and hedge accounting

“Financial derivatives are instruments that permit the transfer to third parties of all or part of the credit and/or market risks associated with balances and transactions. The underlying used in these derivatives can be interest rates, specific indices, the prices of certain securities, cross-currency exchange rates or other similar references.

The holding of positions in derivatives is the result of the Group’s need to manage the risks incurred by it in the course of its normal business activities. Derivatives represent another of the tools available to the Group, and are necessary for the management of:

•     Market Risk: Positions taken by the Group mostly in order to satisfy its customers’ needs (franchise model). In most cases the derivatives used are: Interest-Rate Derivatives, to manage the risks arising as a result of long- and short-term variations in interest rates; Exchange-Rate Derivatives, to mitigate exposure to exchange-rate fluctuations; and Equity Security Derivatives, to manage price risks.

•     Structural Interest-Rate Risk: Structural interest-rate risk is defined as an entity’s exposure to variations in market interest rates arising from mismatches in the maturity and repricing dates of the entity’s assets and liabilities, including derivatives. The Asset and Liability Committee (ALCO) is the body responsible for actively managing BBVA’s balance sheet in order to stabilize net interest income without prejudice to net asset value. Basically, the derivatives used to achieve this goal are interest-rate derivatives.

•     Structural Exchange-Rate Risk: An entity’s structural exchange-rate risk refers to the potential losses in the value of structural positions arising from variations in exchange rates. The Asset and Liability Committee (ALCO) is the body responsible for managing this risk, for which purpose it uses exchange- and interest-rate derivatives.

*     Credit Risk in market activities: this is the risk that one of the parties to the financial instrument over-the-counter (OTC) agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the legal entities involved. Credit default swap are used to manage this risk.

All derivatives are recognized in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is

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understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized with a balancing entry under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement. Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognized by the financial markets, including the net present value (NPV) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Hedge accounting

The Group, for risk management purposes, applies fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

A financial derivative may be considered as qualifying for hedge accounting only if it meets the following three conditions:

- It is designated as hedging item of one of the three types of hedging relationships (fair value hedge, cash flow hedge or net investment in a foreign operation);

- It must effectively eliminate a significant portion of the risk inherent in the hedged item or position over the expected term of the hedge, which means that:

  At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
  There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).

- Lastly, there must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and the manner in which this hedge is expected to be achieved (provided that this is in line with the Group’s management of own risks).

Fair value hedge

The changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. This type of hedging relationships hedges changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered.

The main transactions whose risks are hedged by fair value hedge are:

1.     Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.     Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the

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payment resulting from the issue and transform it into a variable cost for the Bank).

3.     Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

4.     Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

Cash flow hedge

The effective portions of changes in the fair value of the derivative are recorded in the Consolidated Balance Sheet caption “Equity – Valuation adjustments –Cash flow hedges” and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. In a cash flow hedge is hedged the changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out.

Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.

Net investment in a foreign operation

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Most of the risks hedged are foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

Portfolio hedge of interest rate risk

A portfolio hedge of interest rate risk is that which hedges the interest rate risk exposure of a certain amount of financial assets or financial liabilities forming part of the overall financial instrument portfolio, but not the interest rate risk exposure of specific instruments. Portfolio hedges can take the form of fair value or cash flow hedges.

The gains or losses arising from changes in the fair value of the interest rate risk of effectively financial instruments are charged or credited, as appropriate, to the heading Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk on the asset or liability side of the consolidated balance sheet.

At December 31, 2006 and 2005, the Group had no portfolio hedge of interest rate risk operations.

See note 16 for more information about hedging derivatives.”

With respect to disclosures required by paragraphs 58 (d) and 59 of IAS 32, we acknowledge your comment and in future filings we will include additional information in the note 16 “Hedging derivatives”. Below you can see the disclosure that we will include in future filings:

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Note 16 Hedging derivatives

“The Group has hedged the following forecast cash flows. These cash flows are expected to impact the income statement in the following periods:

	3 months or less	More than 3 months but less than 1 year	5 years or less but more than 1 year	More than 5 years
	Thousand of euros
Cash inflows from assets	76,701	197,845	316,457	46,644
Cash outflows from liabilities	(104,609)	(315,111)	(347,330)	(136,855)

The amounts that were so recognized in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are showed in“Statement of changes in equity”- “Statements of recognized income and expense”.

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Note 2.2.f), Pension commitments and other commitments to employees, page F-22

14. We note you have provided for each defined benefit and defined contribution plan the reconciliation of the opening and closing balances of the present value of the vested benefit obligation required by paragraph 120A(c) of IAS 9. Please tell us and revise the footnote to provide all the disclosures for each plan required by paragraph 120 to 125 of IAS 19 with a focus on their income statement impact as required by paragraph 82 BC of IAS 19. For example consider as part of your response the following:

  State the expected rates of return on plan assets as required by paragraph 120A(n)(ii) of IAS 19;

  Disclose the medical cost trend rates as required by paragraph 120A(n)(v) of IAS 19;

  Separately state past service costs and actuarial losses (gains) as required by paragraphs 120A(c)(iv) and (vii) of IAS 19;

  State where you have disclosed the current service costs as required by paragraph 120A(c)(i) of IAS 19;

  Provide the reconciliation of the opening and closing balances of the fair value of plan assets as required and reconcile the fair value to the present value of the defined benefit plan as required by paragraphs 120A(e) and (f) of IAS 19;

  Disclose the impact on profit or loss of the costs of pension plans and provide an analysis of the defined benefit plan that is wholly or partially unfunded. Refer to paragraph 120A(d), (g) and (h) of IAS 19;

  Provide the sensitivity analysis for changes in assumed medical cost trend rates as required by paragraph 120A(o) of IAS 19.

We believe that we have provided the disclosures outlined in this comment as detailed below. In any case, we acknowledge that the translation into English of some terms has created some confusion and we propose to clarify the terms used in our future filings.

-	The “expected rates of return on plan assets” are shown as “Expected rates of return” in the main actuarial assumptions used (pages F-27 and F-28).

-	The “medical cost trend rates” are shown as “Ratio of inflation for medical services” in the main actuarial assumptions used (page F-28).

-	The line item “Past services costs and actuarial losses (gains)” on page F-22, as of December 31, 2005 and 2004, only included Actuarial losses (gains).

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-	The current service costs are shown as “Normal cost for the year” on pages F-22 to F- 29.

-	The fair value of plan assets are shown as “Value of the assets assigned to funding of commitments” in the reconciliation of the opening and closing balances included on pages F-27 to F-29.

-	The impact on profit or loss of the costs of pension plans are shown in the item “Summary” on pages F-24 and F-29.

-	In future filings, we will include the sensitivity analysis for changes in assumed medical cost trend rates as required.

“As of December 31, 2006, the sensitivity analysis for changes in assumed medical cost trend rates of BBVA Bancomer S.A. de C.V. is as follow:”

	1% increase	1% decrease
	Thousand of euros
Increase/Decrease in Current Services Cost and Interest Cost	12,827	(9,694)
Increase/Decrease in defined benefit obligation	88,960	(68,537)

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Note 2.2.k), Insurance and reinsurance contracts, page F-31

15. Please revise to include the information required by paragraphs 37(b) through (e) and paragraphs 38 to 39A of IFRS 4.

Insurance and reinsurance activities are not core businesses for the BBVA Group. As of December 31, 2005, the reinsurance contracts line item of our balance sheet represented 0.05% of our assets and 0.14% of our Gross income and the insurance contracts line items of our balance sheet represented 2.8% of our liabilities, and 3.74% of our Gross income.

Although not all of the disclosures required by paragraph 37(b) though (e) of IFRS 4 are provided in Notes 19 and 27, we believe that they are not material given the amounts involved as compared to our annual consolidated financial statements taken as a whole.

We have prepared the following disclosures that we will include in future filings:

“In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 27):

Mathematical provisions, which include:

-	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at year-end, net of the obligations of the policyholder.

-	Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to beallocated to the period from the reporting date to the end of the policy period.

Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

Provisions for unexpired risks and other provisions, which include:

-	Non-life insurance provisions – unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at year-end.

-	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

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-	Other technical provisions: the insurance companies have recognised provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

-	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and the premiums to be returned to policyholders or insureds, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.”

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Note 2.2.r), Leases, page F-34

16. Please revise to provide the disclosures required by paragraphs 47 of IAS 17 regarding finance leases.

As of December 31, 2005, the finance leases line item represented 3.13% of our Loans and receivables and 1.95% of total assets on the balance sheet and 1.67% of our Interest and similar income on the Income statement. We included a brief explanation in Note 14 regarding this line item as we considered it not to be material, given our consolidated financial statements taken as a whole. We have included the following disclosure as part of the footnote disclosures in future filings:

“Through several of its financial institutions the Group finances the acquisition by its customers of both personal and real property through finance lease contracts which are recorded under this heading. As of December 31, 2006, approximately €4,700 million related to finance lease contracts for personal property and €3,353 million related to finance lease contracts for real property. Of the total finance leases at December 31, 2006, 90% are floating rate finance leases and the remaining 10% are fixed rate finance leases.”

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Note 3, Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005, page F-36

17. Please revise to disclose your compliance with the mandatory exceptions in paragraphs 31 to 34 of IFRS 1 which states that estimates under IFRS at the date of transition must be consistent with estimates made for the same date under Spanish GAAP, unless there is objective evidence that these estimates were in error.

Our estimates at the date of transition to IFRS (January 1, 2004) were consistent with estimates made for the same date under Spanish GAAP.

However, the method to estimate the allowance for credit losses changed as a result of regulatory requirements related to the first-time adoption of IFRS (see our response to comment 28).

Under our previous (Spanish) GAAP we were required to calculate our loan losses provisions based on specific statistical percentages applied over certain portfolios as specifically required by the Bank of Spain (previous Circular 4/1991). As a consequence of the adoption of IFRS, the Bank of Spain issued a new Circular that all Spanish credit institutions are required to follow. As it relates to provision for credit losses at the date of transition to IFRS; the Circular states:

“The balance of the allowances and provisions for credit risk, insolvency risk and country risk, existing as at January 1, 2004, shall be applied first to the specific allowance or provision for credit risk, to cover both insolvency risk and country risk, calculated in accordance with Annex IX. The excess shall be used for the general allowance or provision, the amount of which shall be within the limits indicated in section 29.c) of such Annex. The shortfall or excess in the allowances or provisions shall be recorded against reserves”.

The application of that guidance to our portfolio resulted in the need to recognize an additional amount for the shortfall in the loan allowances, which we do not believe represents an error but a change resulting from applying a revised methodology as required by the Bank of Spain.

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18. We note that you designated your reconciliations of equity and profit and loss as “Reconciliations of the closing balances of 2003 and 2004 with the opening balances of 2004 and 2005” and have filed them as Parts VI, VII and VIII of Exhibit 8.1 to the Form 20-F. Paragraph 40 of IFRS 1 requires that reconciliation of equity and profit and loss reported under previous GAAP to IFRS give sufficient detail to allow users to understand the material adjustments to the balance sheet and income statement. With this transition disclosure requirement in mind please revise these reconciliations and related disclosures in Note 3 as follows:

•	For each material adjustment in the reconciliation provide explanatory footnotes that give a user sufficient detail to understand which specific line items in the reconciliation were adjusted as part of the transition to EU-IFRS. Refer to Instruction 3.a to Item 8 of Form 20-F; paragraph 40 of IFRS 1 d to Example 11 under Implementation Guidance 63 of IFRS 1.

•	Clearly identify the specific differences between Spanish GAAP and EU-IFRS that originated each of the adjustments.

•	Separately quantify the effects of material individual adjustments and reclassifications resulting from the application of the IFRS adjustment to individual line items. For example, consider that the “Goodwill” line item in the reconciliation in Part VI, on page 21 of Exhibit 8.1, include an explanatory footnote that describes and quantifies the effects of the following adjustments:

	o	Discontinuance of amortization as stated in Note 3.b, “Goodwill” on page F-36; and

	o	Derecognition of goodwill related to associates that were reclassified to the available-for-sale portfolio as stated in Note 3.c, “Financial Instrument”.

We believe that we have complied with paragraph 40 of IFRS 1 and we give sufficient detail to allow users to understand the material adjustments to the balance sheet and income statement via the reconciliation of equity and profit and loss reported under previous GAAP to IFRS.

We acknowledge your comment and in future filings we will modify the wording in this item in order to clarify this issue as follows:

EU-IFRS 1 requires that the first consolidated financial statements prepared in accordance with EU-IFRSs include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

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RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING BALANCES FOR 2004

A S S E T S	Closing balances for 2003	Differences	Opening balances for 2004

CASH AND BALANCES WITH CENTRAL BANKS	8,109,875	-	8,109,875

FINANCIAL ASSETS HELD FOR TRADING (c)	27,381,896	8,605,568	35,987,464

Loans and advances to credit institutions	-	-	-

Money market operations through counterparties	-	-	-

Loans and advances to other debtors	-	-	-

Debt securities	25,630,096	3,035,302	28,665,398

Other equity instruments	2,029,414	-	2,029,414

Trading derivatives (g)	(277,614)	5,570,266	5,292,652

Memorandum item: Loaned or advanced as collateral	-	-	-

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (c)	-	957,477	957,477

Loans and advances to credit institutions	-	-	-

Money market operations through counterparties	-	-	-

Loans and advances to other debtors	-	-	-

Debt securities	-	-	-

Other equity instruments	-	957,477	957,477

Memorandum item: Loaned or advanced as collateral	-	-	-

AVAILABLE-FOR-SALE FINANCIAL ASSETS (c)	38,605,149	14,201,885	52,807,034

Debt securities	37,542,499	9,820,921	47,363,420

Other equity instruments	1,062,650	4,380,964	5,443,614

Memorandum item: Loaned or advanced as collateral	-	-	-

LOANS AND RECEIVABLES (d)	180,568,400	(463,192)	180,105,208

Loans and advances to credit institutions	20,907,129	-	20,907,129

Money market operations through counterparties	399,997	-	399,997

Loans and advances to other debtors	150,818,244	-	150,818,244

Debt securities	6,671,421	(463,192)	6,208,229

Other financial assets	1,771,609	-	1,771,609

Memorandum item: Loaned or advanced as collateral	-	-	-

HELD-TO-MATURITY INVESTMENTS (c)	1,567,535	(1,567,535)	-

Memorandum item: Loaned or advanced as collateral	-	-	-

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO	-	-	-
HEDGES OF INTEREST RATE RISK

HEDGING DERIVATIVES (g)	-	5,255,417	5,255,417

NON-CURRENT ASSETS HELD FOR SALE	183,172	-	183,172

Loans and advances to credit institutions	-	-	-

Loans and advances to other debtors	-	-	-

Debt securities	-	-	-

Equity instruments	-	-	-

Tangible assets	183,172	-	183,172

Other assets	-	-	-

INVESTMENTS (a)	7,703,617	(6,219,232)	1,484,385

Associates	7,703,617	(6,517,463)	1,186,154

Jointly controlled entities	-	298,231	298,231

INSURANCE CONTRACTS LINKED TO PENSIONS (f)	4,629	(4,629)	-

REINSURANCE ASSETS (a)	-	21,369	21,369

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A S S E T S	Closing balances for 2003	Differences	Opening balances for 2004

TANGIBLE ASSETS (i)	3,608,109	190,398	3,798,507

For own use	3,462,320	(113,993)	3,348,327

Investment property	145,789	-	145,789

Other assets leased out under an operating lease	-	304,391	304,391

Assigned to welfare projects	-	-	-

Memorandum item: Acquired under a finance lease	-	-	-

INTANGIBLE ASSETS	3,012,917	(2,165,589)	847,328

Goodwill (b)	2,650,889	(1,905,214)	745,675

Other intangible assets	362,028	(260,375)	101,653

TAX ASSETS	3,558,055	1,636,595	5,194,650

Current	110,021	-	110,021

Deferred	3,448,034	1,636,595	5,084,629

PREPAYMENTS AND ACCRUED INCOME	1,411,919	(715,000)	696,919

OTHER ASSETS	6,706,528	(3,812,477)	2,894,051

Inventories	3,682	277,000	280,682

Other	6,702,846	(4,089,477)	2,613,369

TOTAL ASSETS	282,421,801	15,921,055	298,342,856

	Closing balances for 2003	Differences	Opening balances for 2004

LIABILITIES AND EQUITY

L I A B I L I T I E S

FINANCIAL LIABILITIES HELD FOR TRADING (c)	1,463,227	4,884,826	6,348,053

Deposits from credit institutions	-	-	-

Money market operations through counterparties	-	-	-

Deposits from other creditors	-	-	-

Debt certificates including bonds	-	-	-

Trading derivatives (g)	-	4,884,826	4,884,826

Short positions	1,463,227	-	1,463,227

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR
LOSS (c)	-	957,477	957,477

Deposits from credit institutions	-	-	-

Deposits from other creditors	-	-	-

Debt certificates including bonds	-	957,477	957,477

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	-	-	-

Deposits from credit institutions	-	-	-

Deposits from other creditors	-	-	-

Debt certificates including bonds	-	-	-

FINANCIAL LIABILITIES AT AMORTISED COST	247,096,917	3,776,495	250,873,412

Deposits from central banks	20,924,211	-	20,924,211

Deposits from credit institutions	39,182,350	-	39,182,350

Money market operations through counterparties	143,238	-	143,238

Deposits from other creditors	142,954,661	(114,599)	142,840,062

Debt certificates (including bonds)	34,469,312	-	34,469,312

Subordinated liabilities (h)	7,399,613	3,891,094	11,290,707

Other financial liabilities	2,023,532	-	2,023,532

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK (g)	-	114,599	114,599

HEDGING DERIVATIVES (g)	-	3,970,012	3,970,012

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	-	-	-

Deposits from central banks	-	-	-

Deposits from credit institutions	-	-	-

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LIABILITIES AND EQUITY	Closing balances for 2003	Differences	Opening balances for 2004

L I A B I L I T I E S

Deposits from other creditors	-	-	-

Debt certificates including bonds	-	-	-

Other liabilities	-	-	-

LIABILITIES UNDER INSURANCE CONTRACTS (a)	-	8,112,411	8,112,411

PROVISIONS	4,941,987	3,693,015	8,635,002

Provisions for pensions and similar obligations (f)	3,031,913	3,449,375	6,481,288

Provisions for taxes	-	86,645	86,645

Provisions for contingent exposures and commitments	209,270	70,438	279,708

Other provisions	1,700,804	86,557	1,787,361

TAX LIABILITIES	320,512	1,154,225	1,369,021

Current	105,716	-	105,716

Deferred	214,796	1,154,225	1,369,021

ACCRUED EXPENSES AND DEFERRED INCOME	1,299,472	-	1,299,472

OTHER LIABILITIES	8,633,291	(4,314,946)	4,318,345

Welfare fund	-	-	-

Other	8,633,291	(4,314,946)	4,318,345

EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	-	-	-

TOTAL LIABILITIES	263,755,406	22,348,114	286,103,520

EQUITY

MINORITY INTERESTS	5,853,458	(3,936,294)	1,917,164

VALUATION ADJUSTMENTS	(2,211,849)	3,903,175	1,691,326

Available-for-sale financial assets (c)	-	1,677,380	1,677,380

Financial liabilities at fair value through equity	-	-	-

Cash flow hedges (g)	-	13,946	13,946

Hedges of net investments in foreign operations	-	-	-

Exchange differences (k)	(2,211,849)	2,211,849	-

Non-current assets held for sale	-	-	-

SHAREHOLDER’S EQUITY	15,024,786	(6,393,940)	8,630,846

Capital	1,565,968	-	1,565,968

Issued	1,565,968	-	1,565,968

Unpaid and uncalled (-)	-	-	-

Share premium	6,273,901	(469,083)	5,804,818

Reserves	5,884,171	(5,908,915)	(24,744)

Accumulated reserves (losses)	4,636,173	(5,248,473)	(612,300)

Retained earnings	-	-	-

Reserves (losses) of entities accounted for using the equity method (a)	1,247,998	(660,442)	587,556

Associates	1,247,998	(660,442)	587,556

Jointly controlled entities	-	-	-

Other equity instruments	-	-	-

Equity component of compound financial instruments	-	-	-

Other	-	-	-

Treasury shares (l)	(66,059)	(15,942)	(82,001)

Income attributed to the Group	2,226,701	-	2,226,701

Dividends and remuneration	(859,896)	-	(859,896)

TOTAL EQUITY	18,666,395	(6,427,059)	12,239,336

TOTAL LIABILITIES AND EQUITY	282,421,801	15,921,055	298,342,856

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The estimated main effects of adaptation to the new standards on equity are as follows:

a) Basis of consolidation

The entry into force of EU-IFRSs led to a change in the basis of consolidation for certain companies (Note 2.1) . The effects of this change were as follows:

  The companies over which the Group exercises control, regardless of their business activity, were fully consolidated; the greatest economic impact resulting from this change was that relating to insurance companies and real estate companies, and

  Certain investments were considered to be available-for-sale assets, since the Group could not demonstrate that it exercised significant influence over the investees.

b) Goodwill

Under the new standards goodwill is defined as the difference between the cost and the net fair value of the assets, liabilities and contingent liabilities acquired.

In addition, goodwill must be stated in local currency, although that arising prior to 1 January 2004 can continue to be expressed in euros. The Group decided to initially recalculate in local currency the goodwill existing at 1 January 2004, the date of transition to EU-IFRSs.

Investments acquired subsequent to the obtainment of control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The goodwill recorded on the transactions performed after control was obtained were written off against the heading Minority Interests and the surplus amount against the heading Reserves.

The principal effect in stockholders’ equity was a decrease of €1,923 million.

c) Financial instruments

In accordance with the new standards, financial assets and liabilities held for trading are measured at fair value through profit or loss. Also, the gains and losses on the available-for-sale securities portfolio are recorded, net of their tax effect, in the equity account Valuation Adjustments.

As regards the classification of equity securities portfolios, under IFRSs significant influence is presumed to exist when an ownership interest of 20% is held in an investee. The Group classified Banca Nazionale del Lavoro, S.p.A. (BNL) as an associate, i.e. a company over which significant influence is exercised, since it considered that, although its equity interest is less than 20% (general criterion), the current shareholders’ agreement gives it significant influence over the management of this entity. The entities classified as associates under the previous accounting standards and in which the Group has an ownership interest of less than 20% were reclassified to the available-for-sale portfolio (except for BNL), since it is considered that the Group does not exercise significant influence over them (Note 2.1) . Therefore, in accordance with the new standards in force, the goodwill of these entities was derecognized, their accumulated prior years’ profits or losses accounted for by the equity method were eliminated from reserves and, in addition, the differences relating from measuring these investments at market value were recorded under the heading Valuation Adjustments.

The recognition, measurement and disclosure criteria included in IASs 32 and 39, were applied retrospectively to 1 January 2004.

1 January 2004 was considered to be the date of application of the rules on the derecognition of financial instruments, Transactions which on or after that date met the recognition and derecognition requirements included in IASs 32 and 39 were removed from the balance sheet (Note 14.3) . However, the securitization funds created subsequent to 1 January 2004 through the transfer of derecognized loans, of which the Group retains certain of the risks or rewards, were included in the consolidated financial statements.

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The principal effect in stockholders’ equity was an increase of €739 million.

d) Loan portfolio provisioning

The BBVA Group estimated the impact of recording the provisions for the loan portfolio using the methods described in Note 2.2. c for estimating the impairment of financial instruments.

The principal effect in stockholders’ equity was a decrease of €158 million.

e) Loan arrangement fees

As a result of the application of the new accounting treatment for these fees (Note 2.2. d), the BBVA Group estimated the impact of reversing the fees and commissions credited to income in prior years with a charge to equity, using as a balancing entry the item “Accrued Expenses and Deferred Income”. With regard to 2004, the portion of these fees and commissions relating to that year were recognized in the income statement.

The principal effect in stockholders’ equity was a decrease of €194 million.

f) Pensions

Under EU-IFRSs the assumptions used to measure defined benefit pension commitments must be unbiased and mutually compatible, and the market interest rate relating to high quality assets must be used for discounting purposes, IFRSs also stipulate that, for employees subject to Spanish labour legislation, the actuarial assumptions to be used must be based on the applicable Spanish legislation and the actuarial assumptions published by the Directorate-General of Insurance and Pension Funds (DGSFP).

Also noteworthy in this connection is the treatment of the risks insured with Group companies pursuant to Royal Decree 1588/1999 on Externalization as internal provisions (and their measurement as such) in the consolidated financial statements. The assets assigned are measured independently on the basis of their nature.

As a result of the application of these criteria, the Group reviewed all its actuarial assumptions for existing commitments and funded all the deficits relating to externalized commitments existing at 1 January 2004, the date of transition to EU-IFRSs.

All cumulative actuarial losses at 1 January 2004 were recognized with a charge to reserves.

The principal effect in stockholders’ equity was a decrease of €953 million.

g) Derivatives

Under EU-IFRSs all derivatives are measured at fair value through profit or loss. Hedging transactions require greater documentation and yearic monitoring of their effectiveness. In fair value hedges, changes in the fair value of the hedged item are recognized in income, and the related carrying amount is adjusted. The BBVA Group’s review of the validity of the transactions classified as hedges demonstrated that most of the hedges were highly effective.

In the case of transactions that were designated as subject to hedge accounting at 1 January 2004 but which did not comply with the conditions of IAS 39 to be so designated, hedge accounting was discontinued. Net positions designated as hedged items under the previous standards and rules were replaced as hedged items at 1 January 2004 by an amount of assets or liabilities of the net positions.

Transactions initiated before 1 January 2004 were not designated as hedges retrospectively.

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The principal effect in stockholders’ equity was an increase of €50 million.

h) Preference shares

Preference shares that do not comply with Rule Fifty-Four of the Bank of Spain Circular are classified under the heading Equity Having the Nature of a Financial Liability on the liability side of the balance sheet.

This reclassification has no effect on the calculation of eligible equity for the purposes of the Bank of Spain Circular 5/1993, since these preference shares are still included in tier-one capital.

The principal effect in stockholders’ equity was a decrease of €3,522 million.

i) Tangible assets

In the case of tangible assets, the Group used as attributed cost on the revaluation date the amounts revalued prior to 1 January 2004, on the basis of the legislation then in force. In this connection, the revaluations performed under Spanish law and the adjustments for inflation made by subsidiaries in countries with inflation accounting were considered as deemed cost due to, at the date of the revaluation, this deemed cost were comparable to fair value.

Also, certain tangible asset items were recognized at fair value and, therefore, this value was used as attributed cost at 1 January 2004.

The principal effect in stockholders’ equity was a decrease of €120 million.

j) Equity-instrument-based employee compensation

As permitted by IFRS 1 and Transitional Provision One of the Bank of Spain Circular, IFRS 2 were not applied to the equity instruments granted to employees before 7 November 2002 title to which had not yet passed to these employees on 1 January 2005.

k) Cumulative exchange differences

The cumulative exchange differences at 1 January 2004 of all businesses abroad were definitively charged or credited to reserves. Consequently, the exchange gains or losses arising on the subsequent sale or disposal by other means of businesses abroad relate only to the exchange differences that arose after 1 January 2004.

l) Transactions involving own equity instruments

The gains or losses obtained on transactions involving treasury shares are recognized as changes in equity and these shares continue to be carried at their acquisition cost. Under the previous accounting standards, these gains or losses were recognized in the income statement.

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RECONCILIATION OF THE INCOME STATEMENT OF 2004

	2004	Differences	Re- expresed 2004

INTEREST AND SIMILAR INCOME (e)	12,466,255	(113,917)	12,352,338

INTEREST EXPENSE AND SIMILAR CHARGES (e) (h)	(6,100,675)	(347,269)	(6,447,944)

Remuneration of capital having the nature of a financial liability	-	-	-

Other	(6,100,675)	(347,269)	(6,447,944)

INCOME FROM EQUITY INSTRUMENTS (a)	703,729	(448,583)	255,146

A) NET INTEREST INCOME	7,069,309	(909,769)	6,159,540

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY	359,992	(262,952)	97,040
METHOD (c)

Associates	359,992	(356,239)	3,753

Jointly controlled entities	0	93,287	93,2870

FEE AND COMMISSION INCOME (e)	4,159,344	(102,363)	4,056,981

FEE AND COMMISSION EXPENSES (e)	(780,075)	136,116	(643,959)

INSURANCE ACTIVITY INCOME	(682)	391,300	390,618

Insurance and reinsurance premium income	-	2,062,030	2,062,030

Reinsurance premiums paid	-	(71,931)	(71,931)

Benefits paid and other insurance-related expenses	-	(1,704,113)	(1,704,113)

Reinsurance income	-	8,534	8,534

Net provisions for insurance contract liabilities	(682)	(413,062)	(413,744)

Finance income	-	708,901	708,901

Finance expense	-	(199,059)	(199,059)

GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	311,253	450,604	761,857

Held for trading (g)	1,295,873	(185,322)	1,110,551

Other financial instruments at fair value through profit or loss	-	1,296	1,296

Available-for-sale financial assets (c)	353,502	620,910	974,412

Loans and receivables	-	13,932	13,932

Other	(1,338,122)	(212)	(1,338,334)

EXCHANGE DIFFERENCES (NET)	312,504	(14,532)	297,972

B) GROSS INCOME	11,431,645	(311,596)	11,120,049

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	-	468,236	468,236

COST OF SALES	-	(341,745)	(341,745)

OTHER OPERATING INCOME	18,307	3,999	22,306

PERSONNEL EXPENSES (f)	(3,184,102)	(62,948)	(3,247,050)

OTHER ADMINISTRATIVE EXPENSES	(1,779,139)	(71,706)	(1,850,845)

DEPRECIATION AND AMORTISATION	(453,436)	5,230	(448,206)

Tangible assets	(361,212)	(2,100)	(363,312)

Intangible assets	(92,224)	7,330	(84,894)

OTHER OPERATING EXPENSES	(215,697)	83,558	(132,139)

NET OPERATING INCOME	5,817,578	(226,972)	5,590,606

IMPAIRMENT LOSSES (NET)	(1,518,679)	560,485	(958,194)

Available-for-sale financial assets	(18,713)	74,569	55,856

Loans and receivables (d)	(930,727)	146,818	(783,909)

Held-to-maturity investments	-	-	-

Non-current assets held for sale	-	4,222	4,222

Investments	-	(39,508)	(39,508)

Tangible assets	12,453	(10,318)	2,135

Goodwill (b)	(581,692)	384,702	(196,990)

Other intangible assets	-	-	-

Other assets	-	-	-

PROVISION EXPENSE (NET)	(844,336)	(6,221)	(850,557)

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FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES	-	8,737	8,737

FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES	-	(4,712)	(4,712)

OTHER GAINS	1,060,783	(438,603)	622,180

Gains on disposal of tangible assets	96,535	6,339	102,874

Gains on disposal of investments	625,650	(308,140)	317,510

Other	338,598	(136,802)	201,796

OTHER LOSSES	(365,874)	94,654	(271,220)

Losses on disposal of tangible assets	(20,571)	(1,879)	(22,450)

Losses on disposal of investments	(36,254)	27,127	(9,127)

Other	(309,049)	69,406	(239,643)

D) INCOME BEFORE TAX	4,149,472	(12,632)	4,136,840

INCOME TAX	(957,004)	(71,627)	(1,028,631)

MANDATORY TRANSFER TO WELFARE FUNDS	-	-	-

E) INCOME FROM ORDINARY ACTIVITIES	3,192,468	(84,259)	3,108,209

PROFIT OR LOSS FROM DISCONTINUED OPERATIONS (NET)	-	-	-

F) CONSOLIDATED INCOME FOR THE PERIOD	3,192,468	(84,259)	3,108,209

INCOME ATTRIBUTED TO MINORITY INTERESTS	390,564	(204,951)	185,613

G) INCOME ATTRIBUTED TO THE GROUP	2,801,904	120,692	2,922,596

The estimated main effects of adaptation to the new standards on the income statements are as follows:

a) Basis of consolidation

The entry into force of EU-IFRSs led to a change in the basis of consolidation for certain companies (Note 2.1) . The effects of this change were as follows:

  The companies over which the Group exercises control, regardless of their business activity, were fully consolidated; the greatest economic impact resulting from this change was that relating to insurance companies and real estate companies, and

  Certain investments were considered to be available-for-sale assets, since the Group could not demonstrate that it exercised significant influence over the investees (see item c)

b) Goodwill

Under the new standards goodwill is defined as the difference between the cost and the net fair value of the assets, liabilities and contingent liabilities acquired.

The main change is that goodwill is no longer amortized and is tested for impairment at least annually. The effect of this change in net income was an increase of €299 million.

c) Financial instruments

As regards the classification of equity securities portfolios, under IFRSs significant influence is presumed to exist when an ownership interest of 20% is held in an investee. The Group classified Banca Nazionale del Lavoro, S.p.A. (BNL) as an associate, i.e. a company over which significant influence is exercised, since it considered that, although its equity interest is less than 20% (general criterion), the current shareholders’ agreement gives it significant influence over the management of this entity. The entities classified as associates under the previous accounting standards and in which the Group has an ownership interest of less than 20% were reclassified to the available-for-sale portfolio (except for BNL), since it is considered that the Group does not exercise significant influence over them (Note 2.1) . Therefore, in accordance with the new standards in force, the goodwill of these entities was derecognized, their accumulated prior years’ profits or losses accounted for by the equity method were eliminated from reserves. In this case,

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the effect in net income of change the valuation of these holdings (less than 20%) from the equity accounting method to lower of cost or market was a decrease of €95 million. There was, in addition, a reclassification of €198 million from share of profit or loss of entities accounted for using the equity method to gains/losses on financial assets and liabilities (net).

The recognition, measurement and disclosure criteria included in IASs 32 and 39, were applied retrospectively to 1 January 2004.

d) Loan portfolio provisioning

The BBVA Group estimated the impact of recording the provisions for the loan portfolio using the methods described in Note 2.2. c for estimating the impairment of financial instruments. The effect in net income was an increase of €7 million.

e) Loan arrangement fees

As a result of the application of the new accounting treatment for these fees (Note 2.2. d), the BBVA Group estimated the impact of reversing the fees and commissions credited to income in prior years with a charge to equity, using as a balancing entry the item “Accrued Expenses and Deferred Income”. With regard to 2004, the portion of these fees and commissions relating to that year were recognised in the income statement. The effect in net income was a decrease of €46 million.

f) Pensions

Under EU-IFRSs the assumptions used to measure defined benefit pension commitments must be unbiased and mutually compatible, and the market interest rate relating to high quality assets must be used for discounting purposes, IFRSs also stipulate that, for employees subject to Spanish labor legislation, the actuarial assumptions to be used must be based on the applicable Spanish legislation and the actuarial assumptions published by the Directorate-General of Insurance and Pension Funds (DGSFP).

Also noteworthy in this connection is the treatment of the risks insured with Group companies pursuant to Royal Decree 1588/1999 on Externalization as internal provisions (and their measurement as such) in the consolidated financial statements. The assets assigned are measured independently on the basis of their nature.

As a result of the application of these criteria, the Group reviewed all its actuarial assumptions for existing commitments and funded all the deficits relating to externalized commitments existing at 1 January 2004, the date of transition to EU-IFRSs.

All cumulative actuarial losses at 1 January 2004 were recognised with a charge to reserves.

g) Derivatives

The most significant impacts of EU-IFRSs are the measurement and recognition at fair value of derivatives existing at the date of transition to IFRS, January 1, 2004. The unrealized gains recognized in equity were not allowed to be recognized under previous generally accepted accounting principles.

The principal effect in net income for this change was a decrease of €16 million.

h) Preference shares

Preference shares that do not comply with Rule Fifty-Four of the Bank of Spain Circular are classified under the heading Equity Having the Nature of a Financial Liability on the liability side of the balance sheet.

This reclassification has no effect on the calculation of eligible equity for the purposes of the Bank of Spain Circular 5/1993, since these preference shares are still included in tier-one capital.

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The principal effect in net income was a reclassification of €190 million from “income attributed to minority interests” to “interest expense and similar charge”.

i) Tangible assets

In the case of tangible assets, the Group used as attributed cost on the revaluation date the amounts revalued prior to 1 January 2004, on the basis of the legislation then in force. In this connection, the revaluations performed under Spanish law and the adjustments for inflation made by subsidiaries in countries with inflation accounting were considered as deemed cost due to, at the date of the revaluation, this deemed cost were comparable to fair value.

Also, certain tangible asset items were recognized at fair value and, therefore, this value was used as attributed cost at 1 January 2004.

In this case, there was a reclassification from “Other administrative expenses” to “Depreciation and amortization” of €108 million.

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19. Please tell us how you have complied with Instruction 3 to Item 8 of Form 20-F, and Section III.A, “Disclosure about Exceptions to IFRS” of SEC Series Release No. 33-8567, “First-Time Application of IFRS”, to clearly identify each exception permitted or required by IFRS 1, including:

  An indication of the items or class of items in the financial statements to which the specific exemption was applied; and

  A description of what accounting principle was used and how it was applied to the opening IFRS financial statements.

We applied exceptions permitted by IFRS 1 in the following cases mentioned in Note 3 to our financial statements:

- IFRS 1, paragraphs 16 to 19 as we describe below in item 23 of this response.

- IFRS 1, paragraph 25B which allow that IFRS 2 were not applied to the equity instruments granted to employees before November 7, 2002 title to which had not yet passed to these employees on January 1, 2005.

- IFRS 1, paragraphs 21 and 22: The cumulative exchange differences at January 1, 2004 of all businesses abroad were definitively charged or credited to reserves. Consequently, the exchange gains or losses arising on the subsequent sale or disposal by other means of businesses abroad relate only to the exchange differences that arose after January 1, 2004.

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20. Please tell us how you applied the following elective exemptions under IFRS 1:

  Exemption under paragraph 25D of IFRS 1 regarding the application of the transitional provisions in IFRS 4, “Insurance Contracts” for first-time adopters.

  Exemptions under paragraph 25F of IFRS 1 for first time adopters for applying the transitional provisions of IFRIC 4, “Determining when an arrangement contains a lease”.

We did not apply these exemptions permitted by IFRS 1.

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21. In the second paragraph of Note 3 you state that reconciliation adjustments to equity are shown in Appendix IX. This appendix does not appear to have been filed within Exhibit 8.1 to the Form 20-F. Please tell us where you have included this reconciliation or revise to provide this information required under paragraph 39(b) of IRFRS 1.

Our reference to Appendix IX was a typographical error. The reconciliation adjustments to equity are included in Exhibit 8.1 Part VI which provided the reconciliation of the closing balance sheet for the year ending December 31, 2003 to the opening balance sheet for the year beginning January 1, 2004 (equity included).

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Note 3.g) Derivatives, page F-37

22. We note your disclosure that the most significant impact of EU-IFRS was the recognition in reserves of unrealized gains existing at the date of transition, i.e., January 1, 2004. Please tell us how you complied with the mandatory exception of paragraph 28 of IFRS 1 which requires that you eliminate all deferred losses and gains arising from derivatives under Spanish GAAP as if they were assets or liabilities.

The most significant impacts of EU-IFRSs regarding hedging derivatives were due to the measurement and recognition at fair value of derivatives existing at the date of transition (January 1, 2004). Previous GAAP neither allowed recognized derivatives in the balance sheet nor unrealized gains to be recognized in equity.

We acknowledge your comment and in future filings we will modify this wording in order to clarify this issue as follows (changes underlined):

“The most significant impacts of EU-IFRSs are the measurement and recognition at fair value of derivatives existing at the date of transition to IFRS, January 1, 2004. The unrealized gains recognized in equity were not allowed to be recognized under previous generally accepted accounting principles.”

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Note 3.i), Tangible assets, page F-38

23. We note that you used as attributed cost on the revaluation date the revalued amounts based on legislation then in force. Please tell us and revise this footnote to clearly state whether the attributed cost resulting from the revaluations performed under Spanish law were broadly comparable to fair value as required by paragraph 17 of IFRS 1.

At the date of transition to IFRS, we decided to use the amounts revalued on the revaluation date under previous GAAP of some property, plant and equipment as deemed cost because, at the date of the revaluation, this deemed cost was comparable to fair value.

We acknowledge your comment and in future filings we will modify this wording in order to clarify this issue as follows (changes underlined):

“In the case of tangible assets, the Group used as attributed cost on the revaluation date the amounts revalued prior to January 1, 2004, on the basis of the legislation then in force. In this connection, the revaluations performed under Spanish law and the adjustments for inflation made by subsidiaries in countries with inflation accounting were considered as deemed cost taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.”

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Note 6, Earnings per share, page F-46

24. Please revise the footnote to provide the following information required by paragraph 70 of IAS 33:

  The reconciliation of the amounts used in the numerator in calculating basic and diluted earnings per share for each period.

  The reconciliation of the weighted average number of shares used as the denominator in calculating basic and diluted earnings per share.

  A description of any potentially dilutive earnings per share instruments, including contingently issuable shares that were not included because they are currently antidilutive.

We acknowledge your comment and in future filings we will modify information we provide regarding this item. Below you can see the disclosure included in Note 6 Earnings per share in our 2006 Financial Statements:

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	2006	2005	2004
Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	4,735,879	3,806,425	2,922,596
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	4,735,879	3,806,425	2,922,596
Denominator for basic earnings per share (millions of shares)	3,406	3,391	3,369
Denominator for diluted earnings per share (millions of shares)	3,406	3,391	3,369
Basic earnings per share	1.39	1.12	0.87
Diluted earnings per share	1.39	1.12	0.87

“As of December 31, 2006, 2005 and 2004, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share. As of December 31, 2006, 2005 and 2004, there were no discontinued operations that affected the earnings per share calculation for periods presented.”

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Note 7, Basis and methodology for segment reporting, page F-46

25. In the third paragraph on page F-47 you disclose that on December 20, 2005 the Board of Director approved a new organizational structure for the BBVA Group. However, we note that your current segment disclosure is based on the old organizational structure. Please tell us and revise to describe the difference in business segments that will occur as a result of the reorganization, the reasons for the reorganization and how this will affect the “Results of Operations by Business Areas” discussion in Item 5, “Operating and Financial Review and Prospects”. Refer to the disclosure requirements of paragraph 76 of IAS 14.

We managed our business during all the year 2005 along four segmental lines which are discussed in “Item 4. Information on the Company” and whose operating results are described in “Item 5. Operating and Financial Review and Prospects”.

As we described in Item 4.B of our 20-F Form 2005, during all the year 2005, our organizational structure was divided into the following business areas:

- Retail Banking in Spain and Portugal;
- Wholesale and Investment Banking;
- The Americas; and
- Corporate Activities.

On December 20, 2005, our Board of Directors approved a new organizational structure to improve the business management of the BBVA Group, which has been implemented since the beginning of 2006:

- Retail Banking in Spain and Portugal;
- Wholesale Business (including Investment Banking);
- Mexico and United States;
- South America; and
- Corporate Activities.

This organizational structure was not used during 2005 in information about the group provided internally to the entity’s key management personnel.

For purposes of the discussion in our 2005 Form 20-F, we presented our segment reporting along the historical business lines existing in 2004 and 2005. The financial information for our business areas for 2005 and 2004 has been prepared on a uniform basis, consistent with our organization structure in 2005.

In our 20-F Form 2006 we will include the segment reporting information according to our organization structure in 2006. The financial information for our business areas for 2005 and 2004 will be prepared on a uniform basis, consistent with our organization structure in 2006.

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26. P lease revise this section to include the disclosure required by paragraphs 50 to 66 of IAS 14, “Segment Reporting”. Your revision should include, but not be limited to, the following information:

  segment revenue for each reportable segment as required by paragraph 50 of IAS 14 or clarify if Attributed Income is equivalent to segment revenue;

  segment results from continuing operations separately from results of discontinued operations as required by paragraph 52 of IAS 14.
  Refer to the “Capital Divestitures” section on page 12;
  segment liabilities for each reportable segment as required by paragraph 56 of IAS 14; and

  total amount of segment expense for depreciation a amortization as required by paragraph 58 of IAS 14.

In Spain, reporting requirements (such as Código de Comercio, Ley de Sociedades Anónimas and Real Decreto 1564/1989 modified by Ley 62/2003) require that information regarding entity segments (similar to that required by IAS 14) shall be included in the Management Report for the period as a separate accompanying document to the Financial Statements. Our Management Report is included in the Item 5 Operating and financial review and prospects in our 2005 Form 20-F.

However, we acknowledge your comment and in future filings we will modify the information we provide regarding this item. Below you can see the disclosure included in the Note 7 Basis and methodology for Segment reporting in our 2006 Financial Statements:

“Information by business area is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Management classifies and combines data from these units in accordance with a defined structure by the Group to arrive at the picture for the principal units and, finally, for the entire area itself. Likewise, the Group's individual companies also belong to different business areas according to their type of activity. If a company's activities do not match a single area, the Group assigns them and its earnings to a number of relevant units.

Once management has defined the composition of each area, it applies the necessary management adjustments inherent in the model. The most relevant of these are:

  Stockholders’ equity: the Group allocates economic capital commensurate with the risks incurred by each business (CeR). This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group's targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CeR calculation combines lending risk,

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  market risk (including structural risk associated with the balance sheet and equitypositions), operational risk and fixed asset and technical risks in the case ofinsurance companies.

  Stockholders’ equity, as calculated under BIS rules, is an extremely important reference to the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers CeR. It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

  In this note the above method of allocating capital is applied to all business units without exception (in previous years, capital was assigned to most units in the Americas based on book value).

  Internal transfer prices: management uses rates adjusted for maturity to calculate the margins for each business. It also revises the interest rates for the different assets and liabilities that make up each unit's balance sheet.

  Assignment of operating expenses: the Bank assigns direct and indirect costs to the business areas except for those where there is no close and defined relationship, i.e., when they are of a clearly corporate or institutional nature for the entire Group.

  Cross-business register: in some cases, and for the correct assignment of results, consolidation adjustments are done to eliminate double accounting produced by the incentives given to boost cross-business between units.

Concerning the structure by segments, the main level is set out by type of business.

The secondary basis of segment reporting relates to geographical segments. Information is prepared for the Group companies located in the Americas, detailing the banking, pension and insurance activities carried on in each of the countries.

This segmentation is based on the current internal organizational structure established by the BBVA Group for the management and monitoring of its business activities in 2006; the arrangement of the areas is different to that in 2005 and reflects the new structure of the Group in effect since January 1, 2006.

Thus the present composition of the Group's main business areas as of December 31, 2006, was as follows:

  Retail Banking in Spain and Portugal: this includes the Financial Services unit, i.e., individual customers, small companies and businesses in the domestic market, plus consumer finance provided by Finanzia and Uno-e, mutual and pension fund managers, private banking, the insurance business and BBVA Portugal.

  Wholesale Businesses: this area consists of the corporate banking unit, including SMEs (previously reported under Retail Banking), large companies and institutions in the domestic market. Global Businesses covers the global customers unit, investment banking, treasury management and distribution. The area also takes care of business and real estate projects.

  Mexico and the United States: this area includes the banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

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  South America: this consists of banking, insurance and pension businesses in South America.

  Corporate Activities: This area includes the results of the ALCO unit (the assets and liabilities committee) and Holdings in Industrial and Financial Companies. It also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, e.g., for early retirement. Earnings from the Group's companies in Andorra were reported under this area until April, when the Group divested its holding there.

The figures corresponding to 2005 and 2004 have been calculated following the same criteria and structure used for 2006, in order that 2006, 2005 and 2004 are homogeneous for comparison.

On December 19, 2006 the Board of Directors approved a new organisational structure for the BBVA Group, which became effective on January 1, 2007.

The summarised income statements and main activity ratios by business area are as follows:

	Thousand of euros
	Retail Banking Spain and Portugal		Wholesale and Investment Banking
	2006	2005	2006	2005

NET INTEREST INCOME	2,865,005	2,623,068	1,031,627	1,017,415
Income by the equity method	752	892	283,160	51,115
Net fee income	1,588,617	1,456,420	491,491	424,980
Income from insurance activities	375,534	309,317	-	-
CORE REVENUES	4,829,908	4,389,698	1,806,278	1,493,510
Gains and losses on financial assets and
liabilities	72,180	54,777	641,987	447,551
GROSS INCOME	4,902,088	4,444,474	2,448,265	1,941,061
Net revenues from non-financial
activities	32,347	25,777	104,258	94,853
Personnel and general administrative
expenses	(2,193,474)	(2,091,867)	(643,886)	(581,525)
Depreciation and amortization	(102,011)	(102,725)	(11,989)	(12,278)
Other operating income and expenses	13,657	43,274	15,701	28,643
OPERATING PROFIT	2,652,608	2,318,933	1,912,348	1,470,755
Impairment losses on financial assets	(355,547)	(328,229)	(322,444)	(269,223)
- Loan Loss provisions	(356,644)	(330,170)	(322,444)	(269,152)
- Other	1,097	1,941	-	(71)
Provisions	(2,617)	(2,281)	(11,272)	5,177
Other income/losses	16,295	18,353	158,886	31,000
PRE-TAX PROFIT	2,310,740	2,006,775	1,737,519	1,237,709
Corporate income tax	(807,891)	(685,515)	(449,417)	(361,334)
NET PROFIT	1,502,849	1,321,260	1,288,103	876,374
Minority interests	(4,373)	(4,194)	(5,697)	(3,694)
NET ATTRIBUTABLE PROFIT	1,498,476	1,317,066	1,282,406	872,680

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	Thousand of euros
	Mexico and USA		The Americas		Corporate Activities
	2006	2005	2006	2005	2006	2005

NET INTEREST INCOME	3,535,013	2,678,277	1,310,464	1,039,113	(367,971)	(149,904)
Income by the equity method	(2,109)	(24)	2,598	-1,383	23,247	70,895
Net fee income	1,389,794	1,211,898	814,943	694,942	50,035	151,755
Income from insurance activities	304,783	228,671	(5,607)	5,418	(24,279)	(56,483)
CORE REVENUES	5,227,481	4,118,822	2,122,398	1,738,090	(318,968)	16,264
Gains and losses on financial assets and liabilities	195,966	167,706	282,358	156,573	841,048	440,570
GROSS INCOME	5,423,447	4,286,528	2,404,756	1,894,663	522,080	456,834
Net revenues from non-financial activities	(4,178)	(2,595)	82	8,588	(1,151)	(844)
Personnel and general administrative expenses	(1,945,609)	(1,737,009)	(1,103,151)	(932,873)	(444,301)	(419,445)
Depreciation and amortization	(125,997)	(138,248)	(92,717)	(68,723)	(139,484)	(126,718)
Other operating income and expenses	(117,008)	(105,586)	(46,133)	(40,395)	(12,487)	(40,780)
OPERATING PROFIT	3,230,655	2,303,089	1,162,836	861,260	(75,343)	(130,952)
Impairment losses on financial assets	(685,332)	(314,964)	(149,470)	(79,658)	9,243	137,747
- Loan Loss provisions	(672,204)	(288,638)	(151,331)	(70,671)	25,956	145,551
- Other	(13,128)	(26,326)	1,861	(8,987)	(16,713)	(7,804)
Provisions	(72,680)	(50,646)	(58,722)	(78,025)	(1,192,931)	(328,406)
Other income/losses	42,734	(7,995)	316	14,110	770,770	21,710
PRE-TAX PROFIT	2,515,378	1,929,484	954,960	717,687	(488,261)	(299,902)
Corporate income tax	(738,578)	(556,044)	(229,135)	(165,519)	165,720	247,231
NET PROFIT	1,776,799	1,373,440	725,825	552,169	(322,541)	(130,952)
Minority interests	(2,026)	(3,574)	(216,756)	(173,276)	(6,304)	(79,409)
NET ATTRIBUTABLE PROFIT	1,774,773	1,369,866	509,069	378,893	(328,845)	(210,362)

	Thousand of euros
	Retail Banking Spain and Portugal		Wholesale and Investment Banking		Mexico and USA		South America
	2006	2005	2006	2005	2006	2005	2006	2005

Customer lending (1)	118,113,013	99,804,281	90,305,179	76,128,933	31,328,586	25,185,435	17,365,538	15,018,433
Customer deposits (2)	63,479,068	52,701,542	57,230,341	63,789,930	43,306,970	40,969,714	22,772,734	21,022,982
. Deposits	63,444,931	52,637,971	46,831,691	46,838,587	36,791,331	34,910,483	21,666,754	19,864,273
. Assets sold under repurchase
agreement	34,138	63,571	10,398,651	16,951,344	6,515,640	6,059,231	1,105,980	1,158,710
Off-balance-sheet funds	61,407,132	60,961,549	2,248,710	2,154,716	18,477,848	16,977,135	33,446,899	30,978,438
. Mutual funds	44,824,240	45,609,071	2,181,492	2,099,689	9,852,848	8,115,135	1,574,899	1,299,438
. Pension funds	16,582,892	15,352,478	67,218	55,027	8,625,000	8,862,000	31,872,000	29,679,000
Other placements	7,137,102	7,145,773	-	-	3,293,560	2,235,125	-	-
Customer portfolios	19,031,860	15,588,000	491,000	2,909,000	6,941,000	5,713,000	-	-
Total assets (3)	124,292,144	105,383,399	195,049,807	176,939,514	69,288,564	66,983,799	29,390,918	27,349,854
ROE (%)	35.6	34.6	31.8	24.4	46.7	44.2	31.8	30.1
Efficiency ratio (%)	43.4	45.1	24.8	28.0	35.9	40.5	45.9	49.0
Efficiency incl. depreciation and
amortization (%)	45.4	47.4	25.2	28.6	38.2	43.8	49.7	52.6
NPL ratio (%)	0.67	0.65	0.22	0.29	2.19	2.24	2.67	3.67
Coverage ratio (%)	264.5	275.6	707.9	561.5	248.9	251.3	132.8	109.3

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

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  segment revenue for each reportable segment as required by paragraph 50 of IAS 14 or clarify if Attributed Income is equivalent to segment revenue;

  Net interest income is equivalent to segment revenue. The details of thecontribution to net interest income of each of the segments are reportedin the tables of note 7.

  segment results from continuing operations separately from results of discontinued operations as required by paragraph 52 of IAS 14. Refer to the “Capital Divestitures” section on page 12;

  There are no discontinued operations for the reported periods (2006,  2005 and 2004)

  segment liabilities for each reportable segment as required by paragraph 56 of IAS 14; and

  The detail of the contribution to the main headings of Liabilities of each ofthe segments is reported in the tables of note 7.

  total amount of segment expense for depreciation and amortization as required by paragraph 58 of IAS 14.

  The total amount of segment expense for depreciation and amortizationis reported in the tables of note 7.

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Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104.

Note (59A), Net Income and Stockholder’s Equity Reconciliation Between IFRS and U.S. GAAP, page F-105.

6, Impact of SFAS 133, page F-112

27. We refer to the statement that the Company designated, as part of its transition to IFRS, certain derivative instruments as hedging instruments as of January 1, 2004 which under US GAAP do not qualify for hedge accounting. Please tell us the following:

  Provide additional information regarding the nature and risks of the certain derivative instruments that did not qualify for hedge accounting under US GAAP;

  Explain the specific differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity between IFRS and US GAAP;

  Describe the types of derivative transactions that qualify for hedge accounting under IAS 39 but not under SFAS 133 and explain the reasons why they qualify under one standard but not the other;

  Describe the methods used to assess hedge effectiveness that you have determined are not appropriate under SFAS 133; and

  Describe the valuation adjustments that are allowable under IAS 39 but not under SFAS 133.

In response to each of the items in the comment above, we have prepared the following responses:

•	US GAAP (SFAS 133) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships considered under IFRS have been discontinued under US
GAAP.

Paragraph 21.f. of SFAS 133 defines the risks that may be hedged as only one of (or acombination of) the following:

(a)	The risk of changes in the overall fair value of the entire hedged item,
(b)	the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),
(c)	the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and
(d)	the risk of changes in its fair value attributable to both changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk).

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The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.

The risks of the derivative instruments that did not qualify for hedge accounting under US GAAP were interest rate risk in debt securities and foreign currency exchange rate risk. However, these hedging instruments (which qualified for hedge accounting under IFRS) did not qualify for hedge accounting under US GAAP due to the fact that we explain in the next bullet point "Differences US GAAP-IFRS - Retrospective application".

•	The differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity between IFRS and US GAAP were as follows:

o	Definition of a derivative

US GAAP sets out requirements similar to those established by IFRS, except that the terms of the derivative contract should require or permit net settlement and have a notional amount. Contracts that do not comply with these requirements should be accounted according to the accounting provisions established for that particular instrument.

For example certain option and forward agreements to buy unlisted equity investments fall within the IFRS definition, not the US GAAP definition, because of the absence of net settlement.

These transactions should be treated as equity securities if they comply with the definition of this type of instruments included in Appendix C to FAS 115: “An equity security is a security representing an ownership interest in an enterprise (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, and call options) or dispose of (for example, put options) an ownership interest in an enterprise at fixed or determinable prices. However, the term does not include convertible debt or preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor”.

As of December 31, 2005 and 2004, we maintained an option to buy unlisted equity investments fall within the IFRS definition of derivatives, but not the US GAAP definition,

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because of the absence of net settlement. This difference resulted in a reconciling item to net income and stockholder’s equity between IFRS and US GAAP.

o	Fair value option

IFRS allows for designation of any financial asset or financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

FAS 115 allows designation of financial asset or financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of December 31, 2005 and 2004, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under IFRS which did not meet the conditions to be designated as financial asset or financial liability held for trading under US GAAP. This difference resulted in a reconciling item to net income and stockholder’s equity between IFRS and US GAAP.

o	Retrospective application

At December 31, 2003, in accordance with Spanish GAAP certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our US GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.

At January 1, 2004, following the adoption of IFRSs, these transactions continued to be designated as hedges, since they met all the IFRS requirements for hedge accounting.

At December 31, 2004, in accordance with US GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.

•	Please refer to our answer to the second bullet point above

•	Even though the methodology to assess the hedge effectiveness is the same under both IFRS and US GAAP, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under IFRS and not under US GAAP.

IFRS 39.F.2.17, “Financial instruments: recognition and measurement”, allows to designate a hedging instrument as hedging only a portion of the time period to maturity,and therefore adjust the effectiveness test to comply with the hedging objective. Under US GAAP such hedges are possible although are rare in practice because of the difficulty to meet the effectiveness criteria in fair value partial term hedge because the adjustment effectiveness is reversed.

•	With respect to valuation adjustments, we refer to the hedge effectiveness adjustments as explained above.

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7, Loan Adjustments, page F-112

28. We note the reconciling item between IFRS and US GAAP due to the inclusion in the IFRS computation of the allowance for loan losses not allocated to specific loans that was computed using certain statistical percentages determined by the Bank of Spain. Please provide us with the following:

    A detailed description of your group methodology for estimating incurred but not identified loan losses under IFRS;

    A detailed description of your methodology for determining the general loan loss allowance under US GAAP on a group-wide basis;

    An explanation of what you mean that you consider the amount of the allowance determined by both GAAPs are within the range of possible estimated losses calculated internally by the Group;

    Explain how this internal analysis of range of estimated losses has affected your decision to include the difference as a reconciling item between IFRS and US GAAP;

    An enhanced discussion of the statistical percentages obtained from historical trends as determined by the Bank of Spain including the authoritative basis for including these statistical percentages in your methodology under IFRS but not under US GAAP; and

    The specific US GAAP and IFRS authoritative guidance you relied upon that support your conclusion that differences exist in estimating the allowance for loan loss.

  A detailed description of your group methodology for estimating incurred but not identified loan losses under IFRS;

  Explanation of the Bank of Spain requirements (to be considered in financial statements under IFRS prepared by all Spanish financial entities)

  As you mentioned in comment number 12, in the seventh and eighth paragraphs on page F-19 of our 2005 Form 20 F we describe how we calculate for IFRS purposes the allowance for incurred losses not yet assigned to specific loans in a portfolio using statistical procedures that apply the parameters established by the Bank of Spain. We believe that this process of estimating the incurred impairment losses at a balance sheet date on loans and receivables at amortised costs that have not yet been individually identified and are assessed on a portfolio basis, results in the determination of the Group’s impairment losses in a way that is consistent with those pursuant to paragraphs 59 and 63-65 of IAS 39.

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We believe that the application of IFRS as interpreted by the Bank of Spain in Annex IX of the Bank of Spain Circular is consistent with the guidance in paragraphs 59, 63 and 64 of IAS 39 as follows.

The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, is defined in Annex IX of the Circular as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”.

The Bank of Spain Circular requires us and all Spanish financial institutions to use specific credit risk segmentation of our loans portfolios and of “peer group” statistical percentages in determining the incurred losses not yet assigned to specific loans until the time in which our internal risk models have been reviewed and approved by the Bank of Spain.

For IFRS purposes, and according to regulatory requirements of the Bank of Spain because our internal risk models had not yet been approved as of our date of filing we followed to prepare our IFRS financial statements the interpretative guidance included in the Bank of Spain Circular. Consequently, we had not used our internal models.

As described in response to comment 2, the Bank of Spain has explicitly stated that all the guidance in the Bank of Spain Circular complies with IFRS.

In calculating the amounts needed for credit risk allowances and provisions, entities shall apply the following criteria that are stated in the Bank of Spain Circular:

a) In accordance with the provisions of Annex IX, they shall calculate the amount of the allowance or provision needed for insolvency risk attributable to the customer and also for country risk. If there are reasons for simultaneously recording allowances or provisions for both types of risk in a transaction, the impairment recognition criteria that are the most demanding shall be applied.

b) Additionally, entities shall develop internal models to calculate the allowance or provision for insolvency risk and country risk, which will take the methodology described in the following sections as an obligatory reference. These models shall form part of a suitable credit risk measurement and management system and use parameters obtained from data in the entity’s historical database, which should span a complete business cycle and not be skewed by any growth in business that affects their representativeness. Once the Bank of Spain establishes the remaining minimum requirements that models must meet, and once conformity has been verified, entities may use their internal models to prepare their financial statements.

According to the Bank of Spain Circular, the Bank of Spain, based on its experience of and information on the Spanish banking sector, has determined that the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard, that are recorded by Spanish entities or that arise from transactions in the name of residents in Spain recorded in the books of foreign subsidiaries, shall be those described in the following section. As provided for in the Bank of Spain Circular, the Bank of Spain shall, by means of the appropriate amendment to the Bank of Spain Circular, periodically update the parameters used in the method to reflect changes in the data for the sector.

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According to the Bank of Spain Circular, to estimate the general allowance or provision for transactions with non-residents in Spain recorded at foreign subsidiaries, the methods and criteria indicated in the following section, adapted to the particular circumstances of the country in which the subsidiary operates, shall be applied.

The Group’s application of the Bank of Spain requirements for IFRS purposes

In recognizing the losses inherent in debt instruments not measured at fair value through profit or loss the Group takes into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred as at the date of the financial statements, calculated using statistical procedures (as required by Annex IX of the Bank of Spain Circular) that have not been allocated to specific transactions.

The Group, in recognizing incurred losses not yet assigned to specific loans in debt instruments at amortized cost, has developed internal risk models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time that each assessment is made.

Our models use the expected loss concept to quantify the cost of our credit risk in order to be able to incorporate it in the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basle II.

Expected loss of a given transaction represents the expected cost, measured as an average within a full economic cycle, of the credit risk of such transaction, considering the profile of the counterparty and the guarantees securing such transaction. The quantification of this expected loss would result out of three factors: “exposure”, “probability of default” and “severity”:

-	Exposure (EAD) is the amount of the risk assumed by default of the counterparty.

-	Probability of Default (DP) is the probability that the counterpart defaults on its principal and/or interest payments. We also allocate the probability of default by using BBVA’s historical databases to ascertain how this probability varies in terms of the scores allocated by our tools and of other potentially relevant factors (e.g. the seasoning of the transaction).The default probability is linked to the rating/scoring of each customer/transaction. The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).

-	Loss given default (LGD) is the percentage of risk exposure that is not expected to be recovered in the event of default and constitutes one of the key factors in quantitative risk assessment. The method the we mainly use for the calculation of LGD is the “Workout LGD”. This method is based on discounting the cash flows of the defaulted exposure that have been collected at different times of the recovery process. In the case of portfolios with low default rates, which do not have enough data to obtain a reliable estimate by means of the Workout LGD method,

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other methods are used, such as external sources for obtaining market references on LGD rates suited to the internal portfolio.

The calculation of the incurred loss considers, additionally, the adjustment to the full economic cycle of the factors mentioned above, especially the DP and LGD.

As previously mentioned, the Bank of Spain Circular explicitly requires that the internal valuation allowance methodology described above shall be approved by the Bank of Spain prior to being used for financial statements purposes. Currently, the Bank of Spain, our local supervisory authority, has not yet verified such internal models (although it is in process of reviewing them). The Bank of Spain regulation requires that until such time that our internal models are approved; the models developed by the Bank of Spain must be used.

Accordingly we use the Bank of Spain parameters that to calculate the amounts needed to cover the incurred losses not yet assigned to specific loans in our debt instruments, as described below:

-	The methodology of the calculation establishes that the charge for inherent but not specifically identified losses to be booked in each period will be equal to: (i) the sum of the products of the positive or negative change during the period in the amount of each risk class and its related α parameter, plus (ii) the sum of the products of the total amount of the transactions included under each risk class at the end of the period and the related β parameter, less (iii) the amount of the overall net impairment charges related to the specific allowances for loan losses during the period.

-	The α and β parameters take into account the historical inherent loss, and the relevant adjustments to reflect current economic circumstances. The values for each of the risk classes, as defined by the Bank of Spain, are:

	α	β
Negligible risk	0%	0%
Low risk	0.6%	0.11%
Medium-low risk	1.5%	0.44%
Medium risk	1.8%	0.65%
Medium-high risk	2.0%	1.10%
High risk	2.5%	1.64%

-	According to the Bank of Spain and Spanish banking sector experience, the total balance of this allowance or provision should remain within a range between 33% and 125% of the sum of the products obtained by multiplying the amount of each class by its related α parameter.

Additionally, the Bank of Spain Circular requires that we consider a Country-risk allowance which is calculated in accordance to the requirements set forth in the Circular as described below:

-	Country-risk exposure is considered to be the risk associated with cross- border debtors resident in a given country due to circumstances other than normal commercial risk (Sovereign risk, transfer risk or other risks arising from international financial activity).

-	In regard to the economic evolution of each country, its political situation, regulatory and institutional framework, capacity and payment history, the Bank classifies all the transactions with third parties, in six different groups,

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from Group 1 (debtors in European Union, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to Group 6 (transactions for which collections are considered remote due to circumstance of the country), assigning to each group, the provision percentages resulting out of such analysis.

  Notwithstanding the above, due to the multinational dimension of the Group, we retain low levels of cross-border exposures (e.g. through strict policies to allocate risk exposure in the same country as the creditor). Consequently, the amount of provisions covering country-risk exposure is not material to our financial statements.

  A detailed description of your methodology for determining a general loan loss reserve under US GAAP on a group-wide basis

We have developed our internal risk model, based on historical information available for each country and type of risk (based on homogenous portfolios), adjusted for objective observable data that corroborates that the use of historical information does not represent the best available information.

A full disclosure of our credit risk management system is included in the Forepart of our Form 20-F Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 3. Credit Risk pages114-125; and additional disclosure of our internal methodology model is disclosed in our response to the previous bullet above.

  An explanation of what you mean that you consider the amount of the allowance determined by both GAAPs are within the range of possible estimated losses calculated internally by the Group

Our internal risk models used to calculate the allowance losses not allocated to specific loans generate a range of results that in its conservative calculation coincides with the requirements established by the Bank of Spain and therefore, is considered under IFRS and for which the most probable amount as applied in prior periods has been considered in determining the appropriate allowances under US GAAP.

We also want to note that because of the sensitivity of the input used in the models, which basically are Exposure, Probability of Default and Loss Given Default a slight change to one or a combination of those assumptions as applied to our internal risk models it would have a significant impact the amount of the allowance. However, we believe that we have a reasonable basis to determine that certain assumptions are more likely than others, due to our past experience and our thorough and constant update of our analysis that we perform as part of our assessment of the changes in the economic factors affecting the countries in which we operate. Similarly, to prior years, we have used those most likely assumptions in determining the amount of the credit loss allowance for US GAAP purposes.

  Explain how this internal analysis of range of possible estimated losses has affected your decision to include the difference as a reconciling item between IFRS and US GAAP;

As we have previously mentioned, the models used to determine the estimate of incurred losses not yet assigned to specific loans as required by the Bank of Spain Circular uses “peer group” statistical assumptions that according to the Bank of Spain and the CNMV are appropriate for our IFRS consolidated financial statements.

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We believe that the use of such models to determine allowances would not be appropriate under US GAAP, because although the amount considered under IFRS as required by the Bank of Spain Circular, falls within an acceptable range of estimated losses, that amount does not correspond with the best estimate of loan losses that should be used for US GAAP purposes, so the difference has to be included as a reconciling item.

Please see additional detail about the literature that supports our conclusions in our response to the last bullet point of this comment below.

  An enhanced discussion of the statistical percentages obtained from historical trends as determined by the Bank of Spain guidance and an explanation as to why these statistical percentages would be considered in your methodology under IFRS but not under US GAAP

For US GAAP purposes, we used our internal risk models that were developed by dividing the loan portfolio into different segments; each segment contains loans with similar characteristics, such as risk classification, economic environment (i.e. country), type of loan (e.g. mortgage loans or credit card loans), collateral type, and counterparty type (e.g. consumer, commercial or sovereign).

We have developed our internal models by considering our own historical experience, appropriately adjusted for observable data information available over the economic environments where we operate.

We believe that the methodology described above is consistent with the guidance described in the AICPA Accounting Guidance for Banking Industry.

The methodology established by the Bank of Spain in the determination of the level of provisions required to cover incurred losses not yet assigned to specific loans, is defined in Annex IX of the Circular as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”.

In our opinion, the use of “peer group” statistical assumptions, as required by the Bank of Spain for our IFRS consolidated financial statements would not be appropriate under US GAAP, even when the amount falls within an acceptable range of estimated losses, as we believe that that amount does not correspond with the best estimate of loan losses.

Consequently, for US GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses and therefore the loan allowances not allocated to specific loans, as determined by the Bank of Spain’ guidance, result in a higher amount than those determined following the guidance described for US GAAP.

  The specific US GAAP and IFRS guidance relied upon to support your conclusion that differences in application and estimation of the allowance for loan losses exist.

Under IFRS, as we explained in response to previous bullet points to this comment, we have applied the guidance in paragraphs 59, 63 and 64 of IAS 39 using the interpretations issued by the Bank of Spain in Annex IX of the Bank of Spain Circular. As described in response to comment 2, the Bank of Spain has explicitly stated that all the guidance in the Bank of Spain Circular complies with IFRS.

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Moreover as commented above, in order to apply the Circular guidance using our internal risk models, they should have been reviewed and approved by the Bank of Spain, which has not yet occurred as of the date of filing. We, like all other Spanish financial entities, cannot apply our own internal risk models to calculate incurred losses not yet specifically identified in preparing our IFRS financial statements until such models are approved by the Bank of Spain.

The difference in application is supported by the following literature under US GAAP:

-	We believe that the methodology that we use to develop our internal risk models is consistent with the guidance described in AICPA Accounting Guidance for Banking Industry for identified loans that are to be evaluated for collectibility.

-	EITF Topic D-80 Application of FASB Statement 5 and 114 to a loan portfolio states the following with respect the determination of allowances:

	■	Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses.

	■	Institutions should maintain prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated Losses. Consistent with GAAP, an institution should record its best estimate within the estimated range of credit losses, including when the Best estimate is at the high end of the range.

	■	When determining the level for the allowance, management should always ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of expected credit losses (footnote omitted).

	■	Simply because a portion of the allowance is designated as "unallocated," it is not thereby inconsistent with GAAP. The important consideration is whether the allowance reflects an estimate of probable losses, determined in accordance with GAAP, and is appropriately supported.

	■	Allowance estimates should be based on a comprehensive, well-documented, and consistently applied analysis of the loan portfolio.

Therefore our calculations should be based on the best estimate within the estimated range of credit losses.

Additionally paragraph 23 of SFAS 5 states the following:

“Whether the amount of loss can be reasonably estimated (the condition in paragraph 8(b)) will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate. In case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate”.

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14, FIN 46-R, page F-117

29. Please tell us and revise this section to include a comparison of the definition and requirements for consolidation of special purpose vehicles as described in IASB SIC-12 as compared to similar requirements for variable interest entities under FIN 46-R.

We will include in future filings a more detailed comparison of the definition and requirements for consolidation of special purpose vehicles as described in IASB SIC-12 as compared to similar requirements for variable interest entities under FIN 46-R in our future filings as noted below:

“ We arranged the issuance of preferred shares using special purpose vehicles (state here names of preferred trust structures that meet the 4 characteristics of the four bullet points bellow). Our preferred security transactions are based on the following model:

-	We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.

The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs (what are the conditions for calling)

-	The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

-	We guarantee the dividend payments on the preferred securities.

We consolidated the SPEs under IFRS according to SIC 12 as we controlled them. However, under US GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we has been concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.

We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.

Under US GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees according to APB Opinion No. 18.

As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under US GAAP. Consequently, the deconsolidation

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of the entities described in Note 26.5 to our 2005 financial statements has no impact on shareholder’s equity or net income under US GAAP.

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10, Pension plan cost, page F-115

30. Please provide us with the following information regarding change in accounting principle under US GAAP for the cumulative actual losses from pension plans of 2.1 billion euros, equal to 63% of net income for the year ended December 31, 2005 under US GAAP before changes in accounting principles:

  Explain to us the authoritative accounting literature you relied on to determine that your change in accounting for pension plans in 2005 is a change in accounting principle under APB 20;

  Tell us how you considered the guidance in paragraphs 31 to 33 of SFAS 87 in determining the pension plan cost adjustment; and

  Tell us how you determined the amounts of pension plan cost adjustments presented in the IFRS to US GAAP Net Income and Equity reconciliation tables.

Paragraph 8 of APB 20 states that a characteristic of a change in accounting principle is that it concerns a choice from among two or more generally accepted accounting principles.

FASB Staff Implementation Guide on SFAS 106, Answer to Question 32 states that an employer should select an amortization method and apply it consistently from period to period as long as the resulting amortization equals or exceeds the minimum amortization specified by paragraph 59.

We believe that this guidance permits election between different amortization methods that in fact are different and acceptable accounting principles and therefore our conclusion is that a change to a preferable amortization method is in accordance with paragraph 16 of APB Opinion No. 20, Accounting Changes, is an accounting change that enters into the definition of paragraph 8 of APB 20 aforementioned.

We have followed the guidance set forth in Statement 87 paragraph 33 that permits any systematic method of amortization of unrecognized gains or losses instead of the minimum specified in paragraph 32 of SFAS 87.

We believe that the change in accounting principle (change to a method of amortization that is permitted) that accelerates recognition is preferable because it accelerates the recognition of events that have occurred and the new approach rapidly directs the recorded liability toward the economic liability providing recognition of events that have occurred.

Under EU-IFRS, all cumulative actuarial losses at January 1, 2004 were recognized with a charge to reserves. However, under US GAAP, in accordance with APB 20 Accounting changes a change in accounting principle shall be recognized in the income statement for the year.

The amounts of pension plan cost adjustments presented in the IFRS to US GAAP Net Income and Equity reconciliation for the year 2004 were as follows:

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  elimination of the charge to Retained earnings related to first-time adoption IFRS at January 1, 2004: €1,588,464 thousand;

  elimination of the credit to Retained earnings due to tax effect related to prior adjustment: €524,143 thousand;

  elimination of the charge to income statement made under IFRS as of December 31, 2004: €607 thousand;

  elimination of the charge to income statement due to tax effect related to prior adjustment: €5,590 thousand;

The amounts of pension plan cost adjustments presented in the IFRS to US GAAP Net Income and Equity reconciliation for the year 2005 were as follows:

  charge to income statement related to first-time adoption IFRS at January 1, 2004 and effect for the year 2004 and 2005: €2,164,038 thousand;

  credit to income statement due to tax effect related to prior adjustment: €719,691 thousand.

  There is no effect in reconciliation to stockholders’ equity for the year 2005, due to the fact that these two adjustments were recognized with counterparties a credit for and a charge to Retained earnings for €2,164,038 thousand and €719,691 thousand, respectively.

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31. Please revise your future filings to include in your IFRS to US GAAP reconciliation disclosures about pension plans and other post retirement benefit plans required by paragraph 5 through 7 of SFAS 132(R) or tell us why this disclosure is not required.

We believe that we have complied with US GAAP reconciliation disclosures about pension plans and other post retirement benefit plans required by paragraph 5 through 7 of SFAS 132(R) taking into account our response to your comment 14 above.

We acknowledge your comment and in future filings we will revise the disclosure regarding this issue.

* * *

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